SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
-------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED) for the
             fiscal year ended December 31, 2002

                                       OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 333-21011

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
             GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                FIRSTENERGY CORP.
                              76 SOUTH MAIN STREET
                                 AKRON, OH 44308

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                               for the years ended
                           December 31, 2002 and 2001

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES

                          INDEX OF FINANCIAL STATEMENTS

                              -----------------

                                                                      Pages

Independent Auditors' Report ......................................      1

Financial Statements:
         Statements of Net Assets Available for Plan
                  Benefits as of December 31, 2002 and 2001 .......      2

         Statements of Changes in Net Assets Available
                  for Plan Benefits for the years ended
                  December 31, 2002 and 2001 ......................      3

         Notes to Financial Statements ............................   4-12

                          INDEPENDENT AUDITORS' REPORT


To the Savings Plan Committee of the
GPU Companies Employee Savings Plan
For Nonbargaining Employees:


We have audited the accompanying statements of net assets available for plan benefits of GPU Companies Employee Savings Plan for Nonbargaining Employees (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.





                            /s/ Milligan & Company, LLC




April 25, 2003

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES

                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                           December 31, 2002 and 2001

                                  __________


                                                     2002              2001
                                                     ----              ----

  Investment in GPU Companies
           Master Savings Plan Trust,
           at fair value                         $391,290,756      $468,047,155

  Investment in FirstEnergy Stock
           Held in FirstEnergy Savings
           Plan Trust, at fair value                4,787,047                --

  Participant loans receivable                      3,142,734         4,194,370
                                                 ------------      ------------

  Net assets available for plan
           benefits                              $399,220,537      $472,241,525
                                                 ============      ============




     The accompanying notes are an integral part of the financial statements.

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 2002 and 2001

                                 -------------
                                                    2002             2001
                                                    ----             ----

 Net Asset Balances, beginning of year         $472,241,525      $539,488,817
                                               ------------      ------------

 Additions to net assets attributed to:
   Contributions:
          Participants'                          10,720,621        10,545,241
          Employer's - Cash                         343,942         4,967,289
          Employer's - Stock                      4,736,811                --
          Rollovers                                  37,697            49,831

   Transfers from affiliated
          savings plans                             483,426         2,510,906

   Interest on loans                                273,543           330,720

   Investment income                              7,952,912         9,472,119
                                               ------------      ------------

                   Total additions               24,548,952        27,876,106
                                               ------------      ------------


 Deductions from net assets attributed to:
   Net depreciation in fair
         value of investments                    48,701,519        53,670,113

   Distributions and withdrawals                 48,868,421        41,453,285
                                               ------------      ------------

                   Total deductions              97,569,940        95,123,398
                                               ------------      ------------

 Net decrease                                  ( 73,020,988)      (67,247,292)
                                               ------------      ------------

 Net Asset Balances, end of year               $399,220,537      $472,241,525
                                               ============      ============




 The accompanying notes are an integral part of the financial statements.

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                                    -------

1. General Description of the Plan:
   -------------------------------

   The following description of the GPU Companies Employee Savings Plan for Nonbargaining Employees (Plan) provides only general information on the provisions of the Plan in effect as of December 31, 2002. Participants should refer to the Benefits Handbook, Plan document, and prospectus for a more complete description of the Plan's provisions.

           General:
           -------

   The Plan is a defined contribution plan. In general, all nonbargaining employees of the former GPU Companies employed by FirstEnergy are eligible to participate in the Plan if he/she is employed on a full-time basis or if the employee has completed at least 1,000 hours of service in a consecutive twelve-month period.

   The Plan is intended to qualify as a cash or deferred profit-sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant is eligible to transfer account to an affiliated savings plan upon a change in his/her employment status.

   The Plan contains additional employer contributions and employee savings features. Participants may "rollover" distributions received from other qualified plans to the Plan.

           Contributions:
           --------------

   The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect (1) to have his/her base compensation reduced by an amount equal to any whole percentage [before-tax 401(k) contributions], which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation (after-tax).

           Matching Program:
           -----------------

   The Companies provide matching contributions in the form of FirstEnergy Common stock to the Plan, on behalf of each participant, in an amount up to 100% of a participant's aggregate contributions up to 4% of the participant's base salary. The change from cash contributions to FirstEnergy Common stock became effective January 1, 2002.

           Administration of Plan Assets:
           ------------------------------

   The Plan's assets, which consist principally of stocks and bonds, are held by the Trustee of the Plan. Employer and participant contributions are held and managed by the Trustee, which invests cash received, reinvests interest and dividend income, and makes distributions to participants.

                                    Continued
                                        4

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                  -------

1. General Description of the Plan, continued:

           Administrative Expenses:
           -----------------------

   The Companies absorb a small portion of administrative expenses. The majority of the administrative expenses, primarily Investment and Trustee Fees, are paid out of plan assets held in the GPU Companies Master Trust (Trust). Investment gains in the Trust are shown net of these Investment and Trustee Fees.

           Investment Funds:
           ----------------

   The plan provides investment options that are participant-directed, which allows participants to choose among various investment alternatives. Participants may change their investment option at any time, subject to certain limitations. Participants may elect to have their Plan accounts invested in one or more of the following investment options:

   o  Fidelity Puritan Fund: This fund seeks to obtain a balance between capital
      ---------------------
      appreciation, preservation of capital, and generation of income.

   o  Fidelity Independence Fund*:  This fund seeks to provide the opportunity
      ---------------------------
      for significant capital appreciation.

   o  Fidelity OTC Portfolio Fund: This fund seeks long-term capital
      ---------------------------
      appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

   o  Fidelity Overseas Fund: This fund seeks long-term capital appreciation,
      ----------------------
      primarily through investments in foreign securities.

   o  Interest Income Fund: The return objective of this fund is to provide
      --------------------
      a higher rate of return over time than the rate of return offered by money market funds. The Interest Income Fund invests in a diversified portfolio of investment contracts issued by only high-quality financial institutions as well as security-backed investment contracts supported by high quality fixed income securities.

   o  Diversified Bond Fund: This fund seeks to match or exceed the returns
      ---------------------
      of the Lehman Brothers Aggregate Index. The fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in only high quality bonds, that is, those rated at least BBB by Standard & Poor's or Baa3 by Moody's Investors Service.

   o  Conservative Growth Portfolio: The investment objective of this
      -----------------------------
      portfolio is to provide income from fixed income securities and growth of principal from stock funds. The Conservative Growth Portfolio has an asset allocation target of 35% equities and 65% fixed income securities.

   * Name changed from Fidelity Retirement Growth Fund effective January 27,
     2001.


                                    Continued
                                        5

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   -------

1. General Description of the Plan, continued:
   -------------------------------

          Investment Funds, continued:
          ----------------------------

   o  Moderate Growth Portfolio: The investment objective of this portfolio
      -------------------------
      is to provide growth from stock funds and income from fixed income securities. The Moderate Growth Portfolio has an asset allocation target of 60% equities and 40% fixed income securities.

   o  Aggressive Growth Portfolio: The investment objective of this
      ---------------------------
      portfolio is to provide growth primarily from stock funds with a small income component. The Aggressive Growth Portfolio has an asset allocation target of 80% equities and 20% fixed income securities.

   o  S&P 500 Index Fund:  This fund seeks to match the performance of the
      ------------------
      Standard & Poor's 500 Index. The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed-upon price).

   o  International Equity Fund: This is an actively managed fund that seeks
      -------------------------
      to exceed the performance of the Morgan Stanley Capital International Europe, Australia, and Far East (MSCI EAFE) Index (unhedged) by investing in common stocks of companies headquartered outside the United States.

   o  Small Cap Equity Fund: This is an actively managed fund that seeks to
      ---------------------
      consistently exceed the total return performance of the Russell 2500 Stock Index while maintaining a similar level of risk. The fund primarily invests in a portfolio of common stock of small to medium-sized domestic companies.

   o  FirstEnergy Stock Fund*: This fund's goal is to provide long-term
      -----------------------
      growth through capital appreciation and dividend income. The FirstEnergy Stock Fund invests almost exclusively in FirstEnergy Corporation common stock. A small portion of assets is invested in money market securities to meet the fund's liquidity needs. Dividends paid on the FirstEnergy stock held in this fund are used to purchase additional common shares.

   o  Mutual Fund Window: The Mutual Fund Window (MFW) is the brokerage
      ------------------
      option of the Savings Plan and is a way to invest a portion of your Savings Plan account in a wide variety of mutual funds. The MFW offers approximately 3500 mutual funds from more than 200 mutual fund families and approximately 600 no-transaction fee funds currently offered through State Street Brokerage Services, Inc.

   * GPU Stock Fund was converted to the FirstEnergy Stock Fund effective November 7, 2001.



                                    Continued
                                        6

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                    -------

1. General Description of the Plan, continued:
   -------------------------------

      Employee Participation in the Plan:
      -----------------------------------

   The number of participating employees with account balances invested in each investment option at December 31, 2002 and 2001 was as follows:

                                      NUMBER OF PARTICIPANTS
                                      ----------------------
   FUND #/FUND NAME                   2002               2001
   ----------------                   ----               ----

   10 Interest Income                 1,781             1,825
   20 Diversified Bond                  913               846
   30 Conservative Growth               237               232
   35 S&P 500 Index                   1,796             2,063
   40 Moderate Growth                 1,457             1,678
   45 Fidelity Puritan                  475               488
   50 Aggressive Growth                 538               596
   55 Fidelity Independence*            722               870
   60 Small Capital Equity              677               712
   65 Fidelity OTC                      572               710
   70 International Equity              356               403
   75 Fidelity Overseas                 299               337
   80 FirstEnergy Stock**             2,030               633
   85 Mutual Fund Window                171               186


   The total number of participants in the Plan at December 31, 2002 and 2001was 3,334 and 3,634, respectively. This is less than the sum of the number of participants shown in the schedule above because many participants are investing in more than one option.

   *  Name changed from Fidelity Retirement Growth Fund effective January 27,
      2001
   ** GPU Stock Fund was converted to the FirstEnergy Stock Fund effective November 7, 2001


      Participant Accounts:
      ---------------------

   Each participant's account is credited with the participant's own contributions and with the Company's matching contributions. Each account maintained for a participant reflects the number of unitized shares and their value for each mutual fund and for the FirstEnergy Stock Fund. Any portion of a participant's account balance invested in the Mutual Fund Window reflects the number of shares and their value for each mutual fund. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is recorded to that account.

                                    Continued
                                        7

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                  -------

1. General Description of the Plan, continued:
   -------------------------------

      Vesting:
      -------

   Participants are 100% vested at all times in their Plan accounts.

      Distributions and Withdrawals:
      ------------------------------

   A participant's Plan account balances become distributable upon termination of the participant's employment for any reason. Distributions of account balances in excess of $5,000 may be deferred, at the participant's election, up to age 70 1/2. If distribution of a participant's account has not otherwise begun, it must begin by April 1st following the year in which the participant attained age 70 1/2. Distributions generally are in the form of a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for employee distributions and withdrawals can be found in the Plan document.

      Loans to Participants:
      ----------------------

   The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as described in the Plan. Interest on the loan is credited to the participant's account. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through monthly payroll deductions. The rate is determined periodically by the Administrative Committee based on current commercial rates. The interest rates for loans in excess of four years and ten months were 6.85% for the period January 1 through June 30, 2002 and 5.79% for the period July 1 through December 31, 2002. The interest rates for loans four years and ten months or less were 6.38% for the period January 1 through June 30, 2002 and 5.75% for the period July 1 through December 31, 2002.

      Plan Termination:
      -----------------

   The GPU Companies reserve the right at any time to modify, suspend, amend or terminate the Plan. However, the GPU Companies cannot do so in such a manner that would cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.




                                    Continued
                                        8

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------

2. Summary of Significant Accounting Policies:
   ------------------------------------------

      Basis of Accounting:
      --------------------

   The financial statements of the plan are prepared under the accrual method of accounting.

      Valuation of Investments:
      -------------------------

   The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust and the FirstEnergy Savings Plan Trust reflect the fair value of the assets held in such Trusts and the Plan's relative interest in the Trusts. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments are allocated to each participating plan based upon its accumulated monthly balance for each investment option (see Note 3).

   Investment income from the Trusts for the years ended December 31, 2002 and 2001, consists of interest and dividend income. The net appreciation(depreciation) in the fair value of investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the Trusts.

   The fair market value of assets held by the Trusts are determined as follows: Stocks and bonds are valued at their closing quoted market prices on the last business day of the year. Short-term group trust funds and insurance contracts are valued at cost plus accrued interest, which approximates market.

      Use of Estimates:
      -----------------

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.







                                    Continued

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------

3. Investments:

   The investments reflected in the December 31, 2002 and 2001 Statements of Net Assets Available for Plan Benefits represent the Plan's 61.34% and 63.15% share, respectively, of total investments held in the GPU Companies Master Savings Plan Trust at December 31, 2002 and 2001.

   At December 31, 2002 and 2001, the total fair value of investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:
                                            2002                  2001
                                            ----                  ----

  Aggressive Growth Portfolio            $ 15,075,559          $ 19,770,358
  Fidelity Independence Fund**             54,529,824 *          75,069,658 *
  Small Capital Equity Fund                18,868,634            24,511,906
  Fidelity OTC Portfolio Fund              22,411,142            34,321,061
  International Equity Fund                 5,502,632             7,003,697
  Fidelity Overseas Fund                    5,041,915             6,803,090
  FirstEnergy Stock Fund***                15,930,595            17,901,466
  Mutual Fund Window                       13,681,051            17,897,551
  Interest Income Fund                    197,678,658 *         181,148,895 *
  Diversified Bond Fund                    45,932,468 *          32,978,648
  Conservative Growth Portfolio             9,891,068             8,487,277
  S&P 500 Index Fund                      110,297,502 *         160,161,418 *
  Moderate Growth Portfolio                91,323,742 *         117,554,463 *
  Fidelity Puritan Fund                    31,773,503            37,555,463 *
                                         ------------          ------------

  Total investments at fair value        $637,938,293          $741,164,951
                                         ============          ============

  Total investments at cost              $696,561,399          $749,027,738
                                         ============          ============


  * These investments represent 5% or more of the net assets available for benefits.

  **  Name changed from Fidelity Retirement Growth Fund effective January 27,
      2001.

  *** GPU Stock Fund was converted to the FirstEnergy Stock Fund effective
      November 7, 2001. In addition to those investments held in the Trust, $4,787,048 of FirstEnergy Stock was held outside of the Trust on behalf of the GPU Companies Employee Savings Plan for Nonbargaining Employees. These investments at cost totaled $4,736,811.

                                    Continued
                                       10

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------

3. Investments, continued:
   ------------

   Based on participant investment options at December 31, 2002 and 2001 the Plan's investments were allocated as follows:

                                                2002              2001
                                             % BY FUND          % BY FUND
                                             ---------          ---------

   Interest Income                             30.88%             24.30%
   Diversified Bond                             7.54%              4.82%
   Conservative Growth                          1.54%              1.28%
   S&P 500 Index                               17.22%             21.32%
   Moderate Growth                             14.91%             16.42%
   Fidelity Puritan                             5.07%              5.13%
   Aggressive Growth                            2.46%              2.92%
   Fidelity Independence*                       7.20%              8.65%
   Small Capital Equity                         3.22%              3.65%
   Fidelity OTC                                 3.34%              4.49%
   International Equity                         0.87%              0.95%
   Fidelity Overseas                            0.80%              0.94%
   FirstEnergy Stock**                          2.32%              2.18%
   Mutual Fund Window                           2.63%              2.95%


   *   Name changed from Fidelity Retirement Growth Fund effective January
       27, 2001.
   ** GPU Stock Fund was converted to the FirstEnergy Stock Fund effective November 7, 2001.

   The net investment losses in the GPU Master Savings Plan Trust for the years ended December 31, 2002 and 2001 were as follows:

                                          2002                  2001
                                          ----                  ----
   Dividends                         $  1,318,162          $  3,031,891
   Interest income                     10,719,496            11,395,260
   Net depreciation in fair
      value of investments            (78,302,402)          (86,727,994)
                                     ------------          ------------

   Net investment losses             $(66,264,744)         $(72,300,843)
                                     ============          ============

   The FirstEnergy stock held outside the Trust earned dividend income of $65,247 and depreciated in value by $15,010 for the year ended December 31, 2002.

                                    Continued
                                       11

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                           FOR NONBARGAINING EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS, Concluded
                                     -------

4. Party-In-Interest Transactions:
   ------------------------------

   Certain Plan investments are shares of mutual funds managed by State Street Bank. State Street Bank is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions.

5. Tax Status:
   ----------

   The Plan obtained its latest determination letter on June 19, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been reflected in the Plan's financial statements.

6. Plan Amendments:
   ---------------

   The Plan was amended, effective January 1, 2002, to reflect a change in the Plan's matching program. Participant contributions are being matched with FirstEnergy common stock rather than with cash contributions.

   The Plan was amended, effective October 1, 2001 to incorporate FirstEnergy Merger Provisions. On the effective date of the merger between GPU Company and FirstEnergy Corporation, all shares of GPU Stock held in the GPU Stock Fund were automatically converted into the right to receive the merger consideration with respect to such shares. The merger consideration, which included both stock and cash with respect to the GPU Stock held in the GPU Stock Fund was reinvested in shares of FirstEnergy Corporation Stock. The effective date of the merger was November 7, 2001.

                                 EXHIBIT INDEX


                                FirstEnergy Corp.

                                GPU COMPANIES
              EMPLOYEE SAVINGS PLAN FOR NONBARGAINING EMPLOYEES



Exhibit
Number
------

  23    Consent of Independent Accountants
  99    Certification letter from Chairman of the Savings Plan Committee

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the GPU Companies Employee Savings Plan for Nonbargaining Employees, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 FirstEnergy Corp.
                                 GPU Companies Employee Savings Plan
                                 for Nonbargaining Employees





Date:  June 20, 2003             By:  /s/ Stephen J. Mileski
                                      ----------------------------------
                                      Stephen J. Mileski
                                      Chairman, Savings Plan Committee